Filed by Variagenics, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Variagenics, Inc.
Commission File No.: 000-31035

     This filing relates to a planned merger (the “Merger”) between Hyseq, Inc. (“Hyseq”) and Variagenics, Inc. (“Variagenics”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2002 (the “Merger Agreement”), by and among Hyseq, Vertical Merger Corp. and Variagenics. The Merger Agreement is on file with the Securities and Exchange Commission as Exhibit 2.1 to the Current Report on Form 8-K, filed by Variagenics on November 12, 2002 and is incorporated by reference into this filing.

     The following is a series of slides used in connection with a presentation made by Joseph S. Mohr, President and Chief Business Officer of Variagenics, given at Variagenics’ shareholder meeting on January 28, 2003.

Nuvelo Hyseq/Variagenics Merger January 2003

Statements included in this talk which are not historical in nature, including those relating to Hyseq's proposed merger with VARIAGENICS and Hyseq's future business prospects, are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "believe," "expect," "anticipate," "should," "may," "estimate," "goals," and "potential," among others. These statements, including statements about the proposed merger and future financial and operating results, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include risk that the proposed merger may not be approved by stockholders, risk that the two companies' businesses will not be integrated successfully, costs related to the proposed merger, and other factors (such as economic, business, competitive and/or regulatory factors) affecting each company's businesses generally as set forth in Hyseq's and VARIAGENICS' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal years ended 2001, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Hyseq expressly disclaims any duty to update information contained herein. Safe Harbor Statement

Nuvelo Overview

Nuvelo Opportunity Nuvelo will maximize excellent cash position and experienced management to develop high-value products Well capitalized Highly efficient organization Veteran Management and Board of Directors Alfimeprase Secreted Proteins Cancer Immunotherapeutics Molecular Diagnostics Amgen Kirin Deltagen Novartis Products Value Creation Leveraging Partnerships Focus Nuvelo Structure

Nuvelo Structure Begin trading with new Nasdaq symbol, NUVO, on Feb. 3, 2003 7 Board Members Dr. George Rathmann to serve as chairman Dr. Ted Love to serve as President, CEO and board member 2 additional directors from Hyseq Richard Brewer, Mary Pendergast 3 directors from Variagenics Philippe Chambon, Jean-Francois Formela, Martin Vogelbaum Headquarters located in Sunnyvale, CA Clinical operations and biotherapeutic research and discovery will reside in Sunnyvale, CA Molecular diagnostics development will reside in Cambridge, MA Combined company will be approximately 110-120 employees

Alfimeprase

Alfimeprase: Near-term Product Opportunity World class partner, Amgen Novel acting thrombolytic Targeting peripheral vascular disease Compelling pre-clinical data-faster & more consistent clot lysis Clinical Status Currently in Phase I trials Plan to initiate Phase II trials in 1H'03 Market large and unserved (>$500M) Granted orphan drug status for PAO Strong intellectual property protection

Cancer Diagnostics

Cancer Diagnostics Development of novel, high value molecular diagnostic products for colorectal cancer First trial: Markers for 5-FU Toxicity Initiated in September 2002 Results expected late Q2 '03 Novartis partnership Building experience in oncology molecular diagnostics Short-term R&D funding, long-term royalties Validates Variagenics' pharmacogenomics platform Strong technology expertise to identify clinically important diagnostic markers Intellectual property estate and technology with revenue potential

Strong Partnerships & Expanded Partnering Opportunities

Expanded Partnering Opportunities Secreted Gene Collection Cancer Immunotherapeutics Antibody Target Program Small Molecule Targets R&D Capabilities Bioinformatics and Sequence Analysis cDNA Cloning and Expression Cell Based Assays Molecular Epidemiology Programs Pharmacogenomic Association Studies SNP Assets SNP Patents (Pending) SNP/Haplotype Assets Hyseq Variagenics Combination of Individual Asset Bases and Capabilities Conversations have moved from lower value "one-off" discussions to significant higher value partnering opportunities

Near-Term Milestones Development Programs Initiate alfimeprase Phase II program in the first half of 2003 Identify additional clinical candidates from Hyseq genes Early results from 5FU toxicity association studies in Q2 2003 Progress and partner cancer immunotherapeutic programs Continue to build & strengthen patent estate Leverage Business Development Opportunities Revenue generation R&D collaborations Strategic alliances

Nuvelo Highlights Maximizing excellent cash position and experienced management team to support development of novel products Alfimeprase, near-term product opportunity currently in Phase I clinical trials Cancer diagnostics Robust drug discovery program (cancer immunotherapeutics, secreted proteins) Strong IP base in full-length human genes Multiple R&D strategies to speed drug discovery Strong partnerships and expanded partnering opportunities Highly experienced management team Creating a stronger, more competitive, product-focused company

Nuvelo Nasdaq: NUVO

Additional Information

     In connection with the proposed merger, Hyseq and Variagenics have filed a joint proxy statement/prospectus and supplement to joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS AS IT CONTAINS IMPORTANT INFORMATION ABOUT HYSEQ, VARIAGENICS, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS HAVE ACCESS TO FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY VARIAGENICS THROUGH THE SEC WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE FROM VARIAGENICS BY CALLING INVESTOR RELATIONS AT (617) 588-5300.